December 12, 2016

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attention: Pamela A. Long

Re:	Comment Letter dated December 1, 2016

regarding Foundation Building Materials, Inc. Draft Registration Statement

on Form S-1 Submitted November 4, 2016 (CIK No. 1688941)

Dear Ms. Long:

Foundation Building Materials, Inc. (the “Company”, “we” or “our”) is in receipt of the above-captioned comment letter regarding the Company’s Draft Registration Statement on Form S-1 submitted to the Securities and Exchange Commission (the “Commission”) on November 4, 2016 (the “Registration Statement”). We have endeavored to respond fully to each of your comments and questions. For your convenience, this letter is formatted to reproduce your numbered comments in bold italicized text. We have confidentially submitted Amendment No. 1 to the Registration Statement (the “Amendment”) with the Commission today and have included with this letter a copy of the Amendment marked against the Registration Statement.

General

1.	Please provide updated financial statements and related disclosures as required by Rule 3-12 of Regulation S-X.

Response:

We note the Staff’s comment, and in response thereto, the condensed consolidated financial statements for LSF9 Cypress Holdings, LLC and its subsidiaries and related disclosures have been updated as of and for the nine months ended September 30, 2016 as required by Rule 3-12 of Regulation S-X, beginning on page F-41 of the Amendment.

2.	We note you have entered into letters of intent regarding potential acquisitions. Please confirm to us that these pending probable acquisitions are not significant and there are no other probable acquisitions that would be significant such that additional historical and pro forma financial statements could be required by Rule 3-05 of Regulation S-X.

Response:

We note the Staff’s comment, and in response thereto, confirm to you that the referenced pending acquisitions are not significant and there are no other probable acquisitions that would be significant such that additional historical and pro forma financial statements are required by Rule 3-05 of Regulation S-X.

3.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response:

We note the Staff’s comment, and in response thereto, confirm that neither we nor anyone authorized on our behalf has provided any written communications, as defined in Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”), to potential investors in reliance on Section 5(d) of the Securities Act.

Prospectus Cover Page

4.	Please disclose the number of shares being offered.

Response:

We note the Staff’s comment, and in response thereto, respectfully advise the Staff that, once a price range for the offering is determined, we will disclose the number of shares being offered in the amendment to the Registration Statement disclosing such price range.

Prospectus Summary, page 1

5.	You state on page one that your revenue has grown faster than any U.S. publicly traded building products distributor for the six months ended June 30, 2016. Considering your private company status, please clarify the relevancy of this comparison.

Response:

We note the Staff’s comment, and in response thereto, respectfully advise the Staff that our disclosure on pages 1, 73 and 114 of the Registration Statement states that we have grown revenues faster than any U.S. publicly traded building products distributor between 2013 and the six-month period June 30, 2016. We believe our revenue growth during this period as compared to that of the eleven U.S. publicly traded building products distributors is relevant because, following the completion of the offering, these companies will be our peers, and we will expect investors and analysts to reference them as comparable companies. This disclosure therefore gives investors context for our growth as compared to other companies in our industry.

6.	Here and in the Use of Proceeds section, please disclose that an affiliate of RBC Capital Markets, LLC, one of your underwriters, is a lender under the ABL Credit Facility. We note the disclosure on page 161.

Response:

We note the Staff’s comment, and in response thereto, we have included the requested disclosure on pages 17 and 54 of the Amendment.

7.	Please revise to enhance your summary section by briefly summarizing and explaining the payments to be made under the tax receivable agreement. Please also discuss the range of future payments that you expect to pay under the agreement to Lone Star, the anticipated timing of the payments and how you intend to fund the required payments

Response:

We note the Staff’s comment, and in response thereto, we have included the requested disclosure on page 14 of the Amendment.

Recent Developments, page 12

8.	Please disclose how you intend to pay for the three potential acquisitions. We note the disclosure on page 37 that you expect to incur additional indebtedness in connection with most future acquisitions.

Response:

We note the Staff’s comment, and in response thereto, we have included the requested disclosure on page 12 of the Amendment.

Summary Historical and Unaudited Pro Forma Condensed Combined Financial and Other Information, page 18

9.	Please present pro forma net income (loss) per share for each period you present pro forma data.

Response:

We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we will present pro forma net income (loss) per share once the number of shares being offered is determined, as reflected on page 20 of the Amendment.

10.	In regard to the historical and pro forma non-GAAP financial measure, adjusted EBITDA, you present throughout your filing, please address the following:

•	adjustment (c) eliminates management fees paid to the Sponsor that you indicate will no longer be incurred subsequent to the initial public offering. More fully explain the specific nature of the services they provided, including what the fees actually represent. To the extent you expect to incur costs for similar services subsequent to the initial public offering that essentially replace these management fees, it is not clear to us how or why eliminating the fees is useful.

•	adjustments (e) and (f) appear to eliminate normal, recurring cash operating expenses. It is not clear to us how or why eliminating these costs is useful or appropriate.

•	adjustments (g), (h) and (i) appear to represent pro forma adjustments that would not be considered to be factually supportable. It is not clear to us how or why presenting these adjustments as adjustments to a pro forma non-GAAP financial measure is appropriate.

Response:

We note the Staff’s comment and, in response thereto, respectfully advise the Staff that we have modified our calculation of pro forma Adjusted EBITDA on page 21 of the Amendment to exclude adjustments (e) – third party costs related to software implementation, (f) – (addition) reduction in headcount costs and (g) – purchasing cost savings from adjusted EBITDA.

With respect to adjustments (c) – management fees, (h) corporate headquarter cost savings, and (i) – branch consolidation cost savings, we consider these to be appropriate adjustments to our calculation of pro forma Adjusted EBITDA as all are allowable add backs under the covenants of our ABL Credit Facility and included in the measure disclosed on page 98 of the Amendment. We consider these add backs useful for investors as they reflect the on-going expected results of the business and allow investors to assess the results of operations in the same manner as management and our bond investors. These add backs reflect factually supportable expected synergies for an acquisition that significantly increased the size of our business and disclose information that is useful for investors in reviewing the financial statements. More specifics on each adjustment are included below.

With respect to adjustment (c) – management fees, the adjustment is based on management fees paid to Hudson Americas LP as part of the Asset Advisory Agreement disclosed within “Certain Relationships and Related Party Transactions” on page 151 of the Amendment, and management fees paid to CI Capital, our former sponsor prior to the Lone Star Acquisition. Pursuant to the Asset Advisory Agreement, the Manager provides certain asset management services to the Company, its subsidiaries and its and their respective assets or acquired equity interests (collectively, the “Assets”), including: (i) communicating and coordinating with any personnel or other service providers hired by the Company or its subsidiaries with respect to the Assets; (ii) assisting and advising the Company in the pursuit of its long-term plan developed and adopted by the Company with respect to the Assets; (iii) subject to the availability of sufficient funds, implementing the long-term plan and managing the Assets in accordance with the long-term plan; and (iv) taking any actions as it deems necessary or appropriate to protect the interests of the Company with respect to the Assets in response to certain emergency situations. Pursuant to the Asset Advisory Agreement, we pay the Manager an amount equal to 110% of the hourly billing rates of the individuals performing management services, and all expenses incurred by the Manager on behalf of the Company will be paid by the Company. We expect to terminate the Asset Advisory Agreement in connection with the consummation of the offering.

We consider these management fees as an add back in the calculation of Adjusted EBITDA because, while the amounts of such fees are contractually specified and payable in cash, they do not relate to our core operations. We also believe it is useful for investors to assess our business in the same manner as management and our bond holders, particularly when measuring our performance relative to that of other companies in our industry. We further note that, upon completion of the offering, the Asset Advisory Agreement will be terminated and the Manager will cease to receive management fees, and there is no expectation that fees will be incurred for similar services subsequent to the offering. The portion of the adjustment attributable to CI Capital ceased upon the Lone Star Acquisition. Therefore, our ongoing operating results following the offering will not be impacted by the payment of these management fees or similar fees.

With respect to adjustment (h) – corporate headquarter cost savings, the adjustment represents our plan to exit the Winroc-SPI headquarters upon the lease expiration on March 31, 2017. In anticipation of closing this location, the adjustment includes the elimination of associated payroll expenses and facilities costs, such as rent, utilities, office supplies and other expenses that will no longer be incurred. For payroll expenses, the adjustment is calculated by identifying specific corporate Winroc-SPI employees who perform a role consistent with an existing employee of the Company. We plan to terminate these employees in order to eliminate redundancies. Certain of these employees were terminated immediately following the Winroc-SPI acquisition, and as of the date of the Amendment, the majority of the terminations have occurred. The total cost savings of approximately $5.3 million is based on salaries and benefits amounts included in the underlying payroll records for the terminated employees and, for the facilities cost savings described above, the underlying accounting records of Winroc-SPI for historical costs, such as rent expense, included in ledger accounts. This adjustment is factually supportable as it either relates to events which have actually occurred or is based on historical amounts recorded in the audited financial statements of Winroc-SPI. Pursuant to management’s current plan, we anticipate realizing any of these cost savings not already realized as of the date hereof within the first quarter of 2017. For further disclosure, refer to footnote (e) on page 21 of the Amendment.

With respect to adjustment (i) – branch consolidation cost savings, the adjustment represents the estimated cost savings, including rent and employee compensation expense, related to the planned consolidation of 11 branch operations in markets where operations overlap between existing locations and those acquired in the acquisitions of Great Western, GSCIL and Winroc-SPI. The adjustment is calculated by identifying specific headcount reductions to eliminate duplicative positions. Further, we performed an analysis of additional departmental costs to identify additional costs such as facility rent, office operation costs including utilities, office supplies and other general operating expenses which will be eliminated once all branch locations are closed and consolidated. All information gathered to calculate the estimated and realized cost savings is factually supportable as it is calculated based on actual headcount information and the underlying pre-acquisition accounting records of Great Western, GSCIL and Winroc-SPI. In addition, we have assessed our plans to close these facilities and determined that such plans meet the requirements for accrual based on guidance outlined in ASC 420 - Exit or Disposal Cost Obligations. Pursuant to management’s current plan, we anticipate realizing any branch consolidation cost savings not already realized as of the date hereof within the first half of 2017. For further disclosure, refer to footnote (f) on page 21 of the Amendment.

Risk Factors, page 22

Lone Star may have conflicts of interest…. page 42

11.	Please disclose the extent to which Lone Star has interests in competing enterprises.

Response:

We note the Staff’s comment, and in response thereto, we have included disclosure on page 44 of the Amendment clarifying that Lone Star does not currently have interests in competing enterprises.

Certain provisions of the tax receivable…. page 45

12.	Please disclose the “certain specified ratio” referred to in the registration statement.

Response:

We note the Staff’s comment, and in response thereto, we have included the requested disclosure on pages 47 and 154 of the Amendment.

Use of proceeds, page 53

13.	You list that you will repay outstanding indebtedness as your first priority for use of the proceeds of this offering. Please indicate the interest rate and maturity of the indebtedness to which you intend to apply these proceeds, or a cross-reference to such discussion elsewhere in your registration statement. Refer to Instruction 4 to Item 504 of Regulation S-K.

Response:

We note the Staff’s comment, and in response thereto, respectfully advise the Staff that once we have determined the specific indebtedness to be repaid with the proceeds from this offering, we will include the disclosures required by Item 504 of Regulation S-K, including the interest rate and maturity of the applicable indebtedness, or cross-references thereto, in a future amendment to the Registration Statement.

Unaudited Pro Forma Condensed Combined Financial Information, page 61

General

14.	It appears to us it would be more useful to investors to separately present the pro forma impact of completed transactions and pending transactions. Please revise each pro forma financial statement to include pro forma subtotals prior to presenting the adjustments related to the current offering and to include pro forma, as adjusted, totals subsequent to presenting the adjustments related to the current offering. Refer to Instruction 6 to Rule 11-02 of Regulation S-X.

Response:

We note the Staff’s comment, and in response thereto, we have included the requested disclosure beginning on page 64 of the Amendment.

15.	Please present earnings per share data as required by Rule 11-02(b)(7) of Regulation S-X.

Response:

We note the Staff’s comment, and in response thereto, will present pro forma net income (loss) per share once the number of shares being offered is determined, as reflected beginning on page 65 of the Amendment.

Notes to the Unaudited Pro Forma Condensed Combined Financial Statements, page 67

16.	Refer to note (1) on page 67. Please reconcile the difference between the face value of the senior secured notes, net of the fees and expenses disclosed in note (f), with the amount presented in the pro forma balance sheet. Please also disclose the effective interest rate of the senior secured notes.

Response:

We note the Staff’s comment, and in response thereto, respectfully advise the Staff that the referenced note (1) has been removed because the debt balances are now reflected in the historical balance sheet of LSF9 Cypress Holdings as of September 30, 2016. However, we refer the Staff to Note 7, Asset-Based Credit Facility and Notes Payable, to the LSF9 Cypress Holdings, LLC and Subsidiaries Unaudited Condensed Consolidated Financial Statements as of September 30, 2016 and December 31, 2015 and for the Nine Months Ended September 30, 2016 (Successor), and September 30, 2015 (Predecessor) (the “Third Quarter Financials”) for a reconciliation of the face value of the Notes to the period end balance sheet.

17.	Refer to notes (3) and (7) on page 68. Please clarify, if accurate, that the elimination of related party receivables and payables, extinguished immediately prior to the Winroc-SPI acquisition, was accounted for as a capital contribution.

Response:

We note the Staff’s comment, and in response thereto, respectfully advise the Staff that the referenced notes (3) and (7) have been removed as the acquisition of Winroc-SPI is now reflected in the historical balance sheet of LSF9 Cypress Holdings as of September 30, 2016. However, we advise the Staff that these related party receivables and payables were appropriately excluded from the acquired assets and liabilities in the purchase price allocation for Winroc-SPI. Therefore, the referenced pro forma adjustments are no longer necessary.

18.	Refer to note (5) on page 68. Please reconcile or explain the difference between the historical value of Winroc-SPI’s property, plant and equipment disclosed in note (5) with the amount presented in the pro forma balance sheet.

Response:

We note the Staff’s comment, and in response thereto, respectfully advise the Staff that this comment is no longer applicable to the unaudited condensed combined pro forma financial information included in the Amendment as the acquisition of Winroc-SPI is now reflected in the historical balance sheet of LSF9 Cypress Holdings as of September 30, 2016. Therefore, the referenced pro forma adjustments are no longer necessary.

19.	Refer to note (7) on page 68. Please ensure your updated historical financial statements adequately explain why a substantial portion of the purchase price of Winroc-SPI was allocated to goodwill.

Response:

We note the Staff’s comment, and in response thereto, respectfully direct the Staff to the disclosure included in Note 3, Acquisitions to Third Quarter Financials on page F-51 of the Amendment, which includes a qualitative description of the factors that make up the goodwill recognized in connection with the Winroc-SPI acquisition in accordance with ASC 805-30-50-1.

20.	Refer to note (8) on page 69. It appears to us the adjustments actually represent increases to rent expense and decreases to interest expense. Please clarify or revise.

Response:

We note the Staff’s comment, and in response thereto, we have revised the referenced disclosure in what is now note (3) on page 68 of the Amendment.

21.	Refer to note (12) on page 70. Please more fully explain to us the embedded derivative created in conjunction with your issuance of the notes and tell us how you determined the estimated fair value.

Response:

We note the Staff’s comment, and in response thereto, respectfully direct the Staff to the disclosure included in Note 9, Derivatives and Hedging Activities and Note 12, Fair Value Measurement to the Third Quarter Financials on pages F-60 and F-61 of the Amendment, respectively, which describe the embedded derivative created and the methods used to determine fair value.

22.	Please more fully explain to us how you determined the adjustments presented in note (15) on page 70 and note (21) on page 73 are factually supportable.

Response:

We note the Staff’s comment, and in response thereto, respectfully advise the Staff that the adjustment described in note (15) to the unaudited pro forma condensed combined financial information included in the Amendment (which is now note (5) on page 68 of the Amendment) represents compensation adjustments related to a contractual reduction in post-acquisition salaries and the discontinued executive incentive compensation plan associated with the acquisitions of GSCIL and Winroc-SPI, respectively. More specifically, the contractual reduction in post-acquisition salaries is comprised of: (1) the historical non-cash expense associated with the GSCIL employee stock ownership plan that was terminated in connection with the Company’s acquisition of GSCIL and (2) the labor cost savings realized by the Company upon entering into new employment agreements with GSCIL employees in connection with the closing of the acquisition. The adjustment for the discontinued executive incentive compensation plan relates to a long-term incentive plan at Winroc-SPI pursuant to which compensation for executives was calculated based upon the performance of the former parent company’s stock. We did not assume this plan or the corresponding liability in connection with the acquisition.

The adjustment described in note (21) to the unaudited pro forma condensed combined financial information included in the Registration Statement (which is now note (1) on page 68 of the Amendment) represents the impact of the immediate application of our more favorable supplier purchasing program to the pre-acquisition inventory purchases of the businesses we acquired. We negotiate rebate programs with certain vendors to provide rebates that are generally based upon purchase volume. The volume targets, rebate percentages and other terms vary between vendors, and are based on the agreed-upon program with each vendor. When a company is acquired, certain of our vendors require that we re-negotiate our rebate program to incorporate the increased purchase volume which is expected to occur as a result of the acquisition. Once we and the vendor agree on revised volume requirements and rebate percentages, we amend the underlying program we agree upon with each vendor. Additionally, pursuant to the terms of the applicable rebate program, certain of our vendors permit the immediate incorporation of acquired entities into our existing rebate program. As a result, the referenced adjustment in note (21) includes amended rebate programs and those that allow us to immediately apply our favorable rates.

23.	Refer to note (20) on page 73. It appears to us your pro forma tax adjustments should also reflect additional estimated income tax expense for the acquired companies that were formerly S-corps.

Response:

We note the Staff’s comment, and in response thereto, we have included the requested disclosure in note (10) on page 71 of the Amendment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 75

Financing and Public Company Readiness, page 79

24.	You disclose that you will incur additional expenses as a result of rules implemented by the SEC and another entity. Please disclose this entity.

Response:

We note the Staff’s comment, and in response thereto, respectfully advise the Staff that this entity will be the New York Stock Exchange, the stock exchange on which we are applying to list our common stock. We have revised the disclosure on page 78 of the Amendment to refer specifically to the New York Stock Exchange.

Historical Results of Operations, page 80

Period from October 9, 2015 to December 31, 2015 (Successor), Period from January 1, 2015 to October 8, 2015 and Year Ended December 31, 2014 (Predecessor), page 83

25.	It appears to us it may be more appropriate and useful to present and discuss pro forma disclosures for 2015 that reflect the Lone Star acquisition and are consistent with Article 11 of Regulation S-X. In this regard, we note your discussion that begins on page 83 compares combined 2015 information with the year ended December 31, 2014.

Response:

We note the Staff’s comment, and respectfully advise the Staff that we have revised our MD&A disclosure beginning on page 82 of the Amendment to remove the discussion of combined results of operations and to include separate discussions of the relevant historical Predecessor and Successor period results. To supplement our discussion of historical results of operations, we added disclosure beginning on page 89 of the Amendment to compare our Article 11 condensed combined statements of operations for the nine months ended September 30, 2016 to the nine months ended September 30, 2015, and for the year ended December 31, 2015 to the historical results for the year ended December 31, 2014.

Liquidity and Capital Resources, page 86

26.	You indicate on page 141 that payments you make under the tax receivable agreement could be substantial. Please disclose and discuss the reasonably expected impact on your liquidity from currently known trends, events and uncertainties related to the tax receivable agreement. Refer to Sections III.B.3 and IV of SEC Release 33-8350.

Response:

We note the Staff’s comment, and in response thereto, we have included the requested disclosure on page 94 of the Amendment.

Operating Activities, page 87

27.	To enhance your presentation, please provide a more informative analysis and discussion of the reasons for changes in your operating assets and liabilities, for each period presented. Refer to Item 303(a) of Regulation S-K and SEC Release No. 33-8350.

Response:

We note the Staff’s comment and, in response thereto, we have included revised disclosure on page 95 of the Amendment.

Critical Accounting Policies, page 91

28.	We note you have identified certain accounting policies as critical accounting policies and estimates; however, your disclosures do not describe the specific aspects of any of the policies that cause them to be particularly judgmental or subjective, where reasonably possible changes in your assumptions could have a material effect on your financial statements. Please enhance your disclosures based on the interpretive guidance from Section V of the Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations, Release No 34-48960.

Response:

We note the Staff’s comment, and in response thereto, we have included the requested disclosure beginning on page 98 of the Amendment to reflect the specific aspects that cause our critical accounting policies to be judgmental or subjective and where reasonably possible changes in certain assumptions could have a material effect on our financial statements.

Goodwill and Intangible Assets, page 92

29.	Please expand your disclosures to define the reporting unit level at which you test goodwill for impairment, including the number of reporting units that have goodwill and if/how you aggregate them for impairment testing. To the extent you determined that the estimated fair values of your reporting units substantially exceed their carrying values, please disclose that determination. Alternatively, if the estimated fair value of any reporting unit is not substantially in excess of its carrying value, please disclose the following:

•	The percentage by which the estimated fair value of the reporting unit exceeded the carrying value as of the most recent test;

•	The degree of uncertainty associated with key fair value assumptions; and

•	The potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions used to determine fair value.

Response:

We note the Staff’s comment, and respectively advise the Staff that we have expanded the disclosure on page 100 of the Amendment regarding our goodwill impairment analysis to state that reporting units are defined as our operating segments. Additionally, we have revised the disclosure on page 100 of the Amendment to clarify that, for all reporting units, we applied the provisions of ASC 350-20-35-3A, which allows an entity to assess qualitative factors to determine whether it is more likely than not that the fair value of the reporting unit is less than its carrying amount, including goodwill. Since the goodwill recorded as of December 31, 2015 relates to the Lone Star Acquisition and the acquisitions of Commercial Building Materials and Gypsum Supply, all of which occurred in the fourth quarter of 2015 and were accounted for under the acquisition method, we determined that a quantitative impairment test was not necessary for the year ended December 31, 2015.

Long-Term Incentives Following the Acquisition, page 131

30.	We note disclosure in the last paragraph on page 131 that 70% of pool units remain unvested until the award expires. Please disclose when unvested awards expire.

Response:

We note the Staff’s comment, and in response thereto, we have included the requested disclosure on page 143 of the Amendment.

Historical Financial Statements

Foundation Building Materials, Inc.

2. Summary of Significant Accounting Policies, page F-4

31.	Please disclose your year end.

Response:

We note the Staff’s comment, and in response thereto, we have included the requested disclosure on page F-4 of the Amendment that our year end is December 31.

32.	Please provide the disclosures required by ASC 855-10-50-1.

Response:

We note the Staff’s comment, and in response thereto, we have included the requested disclosure on page F-4 of the Amendment to reflect the disclosures required by ASC 855-10-50-1.

LSF9 Cypress Holdings, LLC and Subsidiaries

12. Long-Term Incentive Plan, page F-36

33.	Based on the provisions in the long-term incentive plan regarding a “monetization event”, please disclose and discuss the potential impact of this filing on your financial statements.

Response:

We note the Staff’s comment, and in response thereto, we have included the requested disclosure on page F-36 of the Amendment.

15. Segments, page F-37

34.	We note you have defined your operating segments based on domestic geographic areas led by Regional Vice Presidents. We also note you aggregate your operating segments into one reportable segment based upon their similar economic characteristics, the nature of the products, type of customers, and distribution methods. Please more fully demonstrate to us how you determined that the aggregation of your operating segments meets the requirements of ASC 280-10-10-1 and 280-10-50-11.

Response:

We note the Staff’s comment, and in response thereto, we respectfully advise the Staff that we have analyzed our segments using the guidance provided in ASC 280 and appropriately considered provisions of ASC 280-10-10-1 and 280-10-50-11 in identifying reportable segments. In conjunction with the acquisition of Winroc-SPI, we have re-evaluated our reportable segments as of September 30, 2016 based on our management structure and product offerings. Our management leadership team is structured based on the geographic location of our branches for the Specialty Building Products (“SBP”) and Mechanical Insulation (“MI”) product categories. The regional designations have been defined separately for each product category. There are eight geographic regions specific to SBP and three regions specific to MI. Our branches are allocated to these regions first based on the nature of their products (i.e. SBP or MI) and then based on their geographic location. Each region is led by a Regional Vice President (“RVP”). For SBP, we have determined that each of these regions represents an operating segment in accordance with ASC 280-10-50-1. Those operating segments include:

•	SBP – Canada

•	SBP – Central

•	SBP – Great Lakes

•	SBP – Midwest

•	SBP – Northeast

•	SBP – Pacific

•	SBP – Southeast

•	SBP – West

Given MI is a new business which was entered into upon our acquisition of Winroc-SPI on August 8, 2016, the Chief Operating Decision Maker (“CODM”) currently evaluates the results of MI on a combined basis for all of its respective regions and does not review disaggregated information. Each RVP within MI reports to a Senior Vice President (“SVP”). The SVP reports directly to the CODM, and is held accountable for operating results. Therefore, we concluded that MI represents a single operating segment as of September 30, 2016. The MI segment represented approximately 15% of total pro forma segment revenue for the year ended December 31, 2015.

The analysis below is specific to the SBP operating segments.

ASC 280-10-50-11 indicates that two or more operating segments may be aggregated into a single reporting segment if aggregation is consistent with the basic principles of the standard, if segments have similar economic characteristics and if the segments are similar in (a) the nature of the products and services, (b) the nature of the production processes, (c) the type or class of customer for their products and services, (d) the methods used to distribute their products or provide their services and (e) if applicable, the nature of the regulatory environment (for example, banking, insurance or public utilities). In considering this guidance, we concluded that the SBP operating segments should be aggregated into a single reportable segment.

We have analyzed whether the SBP operating segments demonstrate similar economic characteristics by considering codification guidance which indicates that the economic characteristics of segments are viewed as being similar if, for example, the segments have similar long-term average gross margins from both a historical and an expected future performance perspective.

We respectfully advise the Staff that we believe our SBP regional operating segments exhibit similar economic characteristics given similarities in gross margins. We also provided you a separate supplemental letter today with our comparative year-to-date gross margin across the operating segments. We focused our analysis on gross margin as it is one of the key measures used by our CODM to assess operational performance. We have evaluated each of the periods provided to you noting that gross margins are within a range that approximates +/- 10% from the midpoint. Furthermore, we evaluated the trend in margins between periods noting that for each segment, gross margins increase/decrease mostly in tandem depending on trends and seasonality in the business.

The similarities in financial performance are driven by the similarities in type of customer and products across each segment, as further discussed below. All of the segments are impacted by the same macroeconomic factors, such as housing starts and commercial construction put in place. While the expectation is that the economic performance of our geographic operating segments will be similar over the long-term, from time to time in the short-term, a particular segment’s performance may differ slightly from the others. When evaluating historical results, these fluctuations can be driven by acquisition activity as we seek to integrate newly acquired companies into our operating structure. For this reason, in addition to historical results, we also consider internal management reporting data, which is prepared using company-specific pro forma information. The purpose of our internal pro forma data is to allow management, including our CODM, to evaluate operating results on a normalized basis. Our internal management results further demonstrate the consistency of margins across all of the SBP regions.

As it relates to qualitative factors outlined in ASC 280-10-50-11, we considered the following:

a) Nature of products and services: The nature of each segment’s products are consistent, other than some minor variations in product mix due to local preferences. Because the products and services offered in each location are similar, we maintain common strategic supplier relationships, negotiate common supplier programs, purchases products on similar terms and aggregate volume across divisions for purposes of earning supplier rebates.

b) The nature of the production processes: Generally, we are not in the production business within SBP, but rather the sale and distribution of products purchased from wholesale suppliers to end users. The distribution services performed are similar across the segments, and these similarities are discussed in more detail in paragraph (d) below.

c) The type or class of customer for their products and services: Each of our SBP regional operating segments has a similar customer profile. Each region sells its products to interior contractors who install the products in both commercial and residential buildings. Sales across the SBP regions are conducted on both a retail and wholesale basis. Also, certain customers purchase products from multiple regions based on nature and location of their projects.

d) The methods used to distribute their products or provide their services: Each of our SBP regional operating segments utilizes the same distribution methods. Products are delivered to the construction site via leased and owned vehicles.

e) If applicable, the nature of the regulatory environment, for example, banking, insurance, or public utilities: Not applicable; We do not engage in a regulated industry. Although we are subject to certain emissions regulations, they are not considered significant as they do not dictate the types of business decisions our CODM makes or how he looks at the operating segments.

For the quantitative and qualitative reasons above, we respectfully advise the Staff that we believe the SBP operating segments meet the requirements of ASC 280-10-50-11 to be aggregated into one reportable segment.

To further evaluate the reportable segments, we also considered the overall objectives of the standard which are outlined ASC 280-10-10-1. As we manage our SBP business as a network of distribution facilities operating on a national scale, we believe that investors and readers of its financial statements can best assess our past and future performance by analyzing our reported data in two reportable segments, SBP and MI. SBP and MI represented approximately 85% and 15% of total December 31, 2015 pro forma revenue, respectively, and we have arranged our management team to drive results at that level. The disclosure of discrete financial information for SBP and MI allows the investors to understand the trends driving our business.

35.	We note you have entered into the fabrication of commercial and industrial mechanical insulation business which seems to differ from your historical lines of business. Please address your consideration of whether this business will be presented as a reportable segment under ASC Topic 280.

Response:

We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have analyzed our mechanical insulation business under ASC 280 and determined that the business represents a reportable segment. Please refer to footnote 13 “Segments” on page F-62 of the Amendment for additional information.

11. Subsequent Events, page F-58

36.	Please indicate the date through which subsequent events were evaluated. Please also disclose whether that date is the date the financial statements were issued or available to be issued. Refer to ASC 855-10-50-1.

Response:

We note the Staff’s comment, and in response thereto, we have included the requested disclosure on page F-65 of the Amendment stating that management evaluated subsequent events through December 9, 2016, the date the financial statements were issued.

37.	In regard to the Winroc Acquisition, we note minor differences in the names of the entities you indicate you acquired compared to the names of the entities included in the combined financial statements of Construction Products Distribution. To the extent applicable, please clarify and explain any differences.

Response:

We note the Staff’s comment, and in response thereto, we respectfully advise the Staff that, on the date of the acquisition of Winroc-SPI, one of our subsidiaries purchased the outstanding stock of four corporations. After the closing, we decided to rename these entities to conform to our naming convention by including “FBM” in the corporate name. Therefore, the following name changes were made in September 2016:

•	Superior Plus Construction Products Corporation was renamed FBM Galaxy, Inc.;

•	The Winroc Corporation (Midwest) was renamed FBM Minnesota, Inc.;

•	1974303 Alberta Ltd. was renamed FBM Canada SPI, Inc.; and

•	Winroc-SPI Corporation was renamed FBM Canada GSD, Inc.

Construction Products Distribution

2. Basis of Presentation and Restatement, page F-69

38.	Please more fully explain to us how and why it was determined that corporate cost allocations are not necessary in the combined financial statements.

Response:

We note the Staff’s comment, and in response thereto, we respectfully advise the Staff that Construction Products Distribution (“CPD”) did not include corporate cost allocations in the combined financial statements of CPD since it operated on a stand-alone basis with its own corporate cost structure. CPD had its own corporate services, including its own management team, human resources, accounting, information technology, sales and marketing and legal departments. As a result of this corporate structure, it was determined that corporate cost allocations were not necessary in the combined financial statements of CPD.

*        *        *

We appreciate the opportunity to respond to your comments. If you have further comments or questions, we stand ready to respond as quickly as possible. If you wish to contact us directly you can reach me at (657) 900-3157 or Peter Wardle of Gibson, Dunn & Crutcher LLP at (213) 229-7242.

Sincerely,

/s/ Richard Tilley

Richard Tilley
General Counsel

Cc:	Jeff Chapman, Esq.

Peter Wardle, Esq.

Douglass M. Rayburn, Esq.

Samantha Crispin, Esq.